Exhibit 99.5

NIO Inc. Successfully Listed on the Main Board of the Stock Exchange of Hong Kong

SHANGHAI, China, March 9, 2022 (GLOBE NEWSWIRE)—NIO Inc. (NYSE: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced that it has successfully listed, by way of introduction, its Class A ordinary shares (the “Shares”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “SEHK”). The Shares are traded on the Main Board of SEHK under the stock code “9866” in board lots of 10 Shares, and the stock short name is “NIO-SW”. The Company’s American depositary shares (the “ADSs”), each representing one Share, remain primarily listed and traded on the New York Stock Exchange (the “NYSE”). The Shares listed on the Main Board of the SEHK are fully fungible with the ADSs listed on the NYSE.

“Thanks to the trust of our users, the commitment of our colleagues, and the support of our investors and partners, NIO has successfully listed on the SEHK,” said William Bin Li, founder, chairman and chief executive officer of NIO. “While the automotive industry is going through rapid transformation, we will continue to make innovations in technologies, bring superior products and experiences to our users, and create long-term value for our investors.”

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021. NIO launched the ET5, a mid-size premium smart electric sedan, in December 2021.

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